Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

November 10, 2008

TSAKOS ENERGY NAVIGATION REPORTS RECORD NINE MONTH AND

STRONG THIRD QUARTER PROFITS FOR THE PERIOD ENDED

SEPTEMBER 30, 2008

125% increase in 2008 third quarter operational earnings over third quarter of 2007

2008 THIRD QUARTER HIGHLIGHTS

¡	Voyage revenues of $158.83 million versus $122.55 million in Q3 2007.
¡	Net income of $40.98 million (no capital gain) compared to $18.20 million from operations ($50.00 million including $31.79 million from capital gains) in Q3 2007.
¡	Earnings per share (diluted) of $1.08 versus $0.48 ($1.31 including capital gains) in Q3 2007.
¡	Period-end fleet of 44 vessels, with over 4.7 million dwt, and an average age 6.1 years.
¡	Average TCE per vessel $33,732 per day versus $26,467 for Q3 2007, a 27.5% increase.
¡	Declaration of semi-annual dividend of $0.90 paid on October 30, 2008.
¡	TEN celebrated 15-years of profitable operations in the public markets.

2008 NINE-MONTH HIGHLIGHTS

¡	Voyage revenues of $466.99 million versus $369.66 million in the first nine months of 2007.
¡	Net income of $175.32 million including capital gains of $34.56 million versus $130.99 including $38.19 million for the first nine months of 2007.
¡	Earnings per share (diluted) of $4.60 up 34.1% from $3.43 in first nine months of 2007.
¡	Sale of 1999-built aframax Olympia for a capital gain of $34.57 million.
¡	Delivery and long-term charter of two newbuilding vessels at attractive levels.
¡	Average TCE per vessel $34,890 per day versus $29,233 for the first nine months of 2007, a 19.4% increase.
¡	22-month time charter of LNG carrier Neo Energy to same end-user.
¡	Declaration of two semi-annual dividends of $0.90 paid in April and $0.90 in October.
¡	Acquired 745,300 shares for an average price of $31.33, bringing the average price of acquired shares since the initiation of the buyback program, in January 2005, to $22.13.

ATHENS, GREECE – November 10, 2008 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported financial results (unaudited) for the third quarter and first nine months ended September 30, 2008.

Net income was $40.98 million for the third quarter of 2008 as compared with $50.00 million (including capital gains of $31.79 million) for the third quarter of 2007. Net revenues (voyage revenues net of commissions and voyage expenses) increased 28.0% to $124.35 million from $97.17 million. The time charter equivalent per ship per day was $33,732 in the third quarter of 2008 versus $26,467 in the third quarter of 2007. Operating expenses per ship per day increased to $9,243 from $7,507 in the third quarter of 2007, mainly due to higher crewing costs and the impact of the declining dollar for much of the third quarter of 2008.

Depreciation and drydocking amortization costs were $22.42 million compared to $22.60 million in the same quarter of 2007. Net income excluding capital gains this quarter rose by 125.1% to $40.98 million against $18.20 million in the same quarter last year. Diluted earnings per share was $1.08 compared to $1.31 or $0.48 excluding capital gains in the third quarter of 2007. Management fees increased reflecting the increased number of ships and fee increases while office overheads including expenses relating to the stock compensation program increased modestly.

Operating income was $56.81 million in this year’s third quarter compared to $71.08 million (including capital gains of $31.79 million) in the similar period of last year.

Interest and finance costs net of interest income fell to $15.08 million from $21.04 million reflecting the reduction in interest rates and positive movements in interest rate swap valuations compared to the previous year’s third quarter.

NINE MONTH RESULTS

Revenues, net of voyage expenses and commissions, were $386.67 million in the first nine months of 2008, up from $300.89 million in the same period in 2007. TEN operated on average 43.7 ships as compared with 41.2 a year earlier. TCE per ship, per day increased to $34,890 from $29,233 while operating expenses per ship per day increased to $9,373 from $7,361. General and administrative expenses were $3.16 million, up from $2.37 million in the same period last year. Management fees rose in line with fleet expansion and contractual fee increases.

Interest and finance costs, net of interest income, rose to $45.81 million from $43.12 million from the impact of increased borrowings to fund fleet expansion, negative interest rate swap valuations and a reduction in interest and investment income and capitalized interest. However, the benefits of lower interest rates reduced this impact. Depreciation and drydocking amortization costs rose to $66.43 million from $63.12 million as a result of fleet expansion.

Net income in the first nine months of 2008, including capital gains of $34.57 million, reached $175.32 million compared to net income in the 2007 period of $130.99 million with capital gains of $38.19 million. Earnings per share (diluted) for the first nine months of 2008 were $4.60, while the first nine months of 2007 had diluted earnings per share of $3.43.

“The record profits of the first nine months of 2008 reconfirmed the efficacy of TEN’s corporate strategy and business plan,” observed D. John Stavropoulos, Chairman of the Board. “TEN’s diversified, young, and growing fleet combined with a balanced employment program has resulted in strong secular earnings growth. These results have funded a dynamic newbuilding program, consolidation exploitation, increased dividends and a complementary share repurchase program. TEN’s strategy will be tested again in 2009. The generally hostile economic and financial environment will require exceptional navigational skills. I believe TEN’s management will steer safe passage,” Mr. Stavropoulos concluded.

SUBSEQUENT EVENTS—OTHER

In the fourth quarter of this year to date, TEN has repurchased 329,700 shares for an average price of $25.37 per share, an $8.3 million investment.

Since the beginning of the share buyback program, in January 2005 through October 17, 2008 TEN has reacquired a total of 3,436,580 shares (682,600 shares as Treasury Stock 352,900 of which were acquired in the third quarter of 2008 and 329,700 subsequently) for an average per share price of $22.13, a $76.07 million investment.

On October 6th, 2008, TEN repurchased the 2002-built double hull suezmax tanker Cape Baker (renamed Decathlon) from the German K/G institution that had acquired the vessel, from TEN, via a sale-and-leaseback agreement in 2003. The price paid by TEN, as per purchase option agreed in 2003, was estimated to be half the vessel’s expected fair market value at the time.

On October 21, 2008 the DNA aframax Maria Princess was delivered from Sumitomo Heavy Industries, Japan and immediately placed on an attractive short term charter.

Handysize product tanker Delphi achieved a three-year time charter extension to a major South American end-user.

MARKET UPDATE

The tanker market continues to operate in an environment that seems to be insulated from the global economic malaise that since September 2008 has become part of the world’s daily repertoire. Both spot and period markets were strong, despite the customary weak nature of the third quarter. The world economy on the contrary, after years of strong growth has entered a major downturn in the face of the worst financial crisis since the 1930s. Many advanced economies are close to or moving into recession while growth in emerging economies is also weakening. The top priority of governments and policy makers around the world is the stabilization of the global financial environment by injecting liquidity, restoring faith in the system and nursing economies through this period of turmoil. The International Monetary Fund (“IMF”) expects global growth to slow considerably in 2008 with a modest recovery late in 2009.

The deterioration of the global economy continues to impact different aspects of the oil market including demand for crude and products in the developed economies and to a lesser extent in the emerging economies. Forecasts for 2008 and 2009 were further trimmed by 240 kb/d and 440 kb/d, respectively, based on the most recent IMF global GDP assumptions and weaker OECD deliveries. World oil demand is now expected to average 86.5 mb/d in 2008 (+0.5% or +0.4 mb/d vs. 2007) and 87.2 mb/d in 2009 (+0.8% or +0.7 mb/d).

The WTI crude oil price fell by over 53% from its all time high of $145.29 per barrel on July 3rd, 2008. OPEC decided in an emergency meeting on October 24th, 2008 to cut production by 1.5 mb/d effective November 1, 2008. The level of compliance to these production cuts and its effect on energy transportation, together with the response of non-OPEC producers, remains to be assessed. Geopolitical conditions and associated risks primarily on the production and supply of oil will continue to play a major role in the tanker freight environment.

The rising cost of credit and more importantly the reduction in its availability has primarily affected the various markets where shippers experience difficulties in securing and renegotiating letters of credit to finance cargo movements. The tanker market has remained resilient to the prevailing negative economic sentiment and conditions. This can be attributed to the quality of charterers being primarily oil majors, refineries and government-backed end-users. Tanker shipping remains the most economic mean to transport energy globally as the freight paid constitutes a small part of the overall value of the cargo.

Based on current demand for crude oil and petroleum products primarily from the developing regions and the appetite of charterers for long term fixtures at healthy rates makes us believe that the impact of the current financial turmoil on the tanker universe will be manageable. The imminent International Maritime Organization (“IMO”) single-hull phase out in April 2010 (around 20% of current fleet) and the possible positive impact the current financial environment will have on the orderbook (order cancellations) could prove a boon to the industry going forward.

FLEET STRATEGY & OUTLOOK

TEN has one of the more modern and versatile fleets in the public sector. The diversity of its fleet encompasses all available categories to service both the crude and oil products. Specifically, TEN owns and operates three Very Large Crude Carriers (“VLCC”), ten suezmaxes, ten aframaxes, seven panamaxes and fourteen handysize and handymax product tankers plus one LNG carrier. This fleet has enabled TEN to be on the forefront of worldwide chartering activity while its cash generating ability has significantly contributed in its organic development and facilitated the sustainability of the Company’s dividend program. As a result TEN’s cash generation ability is spread over various asset classes and an array of first-class charterers that insulates the Company from violent market gyrations.

At the end of the third quarter, TEN’s operational fleet was 44.0 vessels and management continued to fine tune the fleet’s employment to closely conform to its preference for fixed charters with variable rates (minimum plus profit sharing). For the first nine months of 2008, TEN had fixed 55.0% of the fleet’s operational days in such flexible charters, up from 47.5% in the same three quarters last year. Over the same time frame, TEN reduced its pure spot market exposure to 8.1% of operating days from 16.4% in the first three quarters of 2007. This reduction however, does not reflect a change in the Company’s outlook for the market. Rather, it is a reflection of the appetite of oil majors and other end-users to fix vessels for the long term and the Company’s policy to closely align its employment policy to the needs of its long standing partners.

In doing so and in light of the size of the fleet coupled with the five additional newbuildings that are expected to join the fleet over the next seven quarters, the Company maintains enough latitude to participate in the spot market if it views that such market, at any particular time, offers the best prospects for opportunistic gains. This timely combination of charters and ability to tap various chartering markets depending on demand has put the Company in good stead. With an almost equal amount of operating days and vessels, TEN, this quarter, generated 29.6% higher revenues than in the 2007 quarter.

TEN’s strategy is designed to produce earnings visibility and growth. Today out of an operational fleet of 45 vessels, 41, including four in Contract of Affreightment (“CoA”), operate on secured employment, 39 of which on charters with downside protection and upside potential, and four in the pure spot market. Of these only the four spot vessels are exposed to employment risks. In short, 91.1% of our fleet today has secured employment. As a result, for full year 2009 and assuming the profit sharing vessels will only earn the minimum, 70% of employable days have been secured with expected revenues of $290 million while for 2010 43% of employable days have been secured with minimum gross revenues of $140 million.

Apart from growing its cash generating assets, TEN will continue its fleet renewal program and consider attractive opportunistic sales. Trading of vessels has proved very lucrative for the Company in the past and will continue to be a fundamental strategy to complement operational earnings with capital gains.

“In our 15 year history, TEN has gone through various cycles, maritime or not, and has always come out stronger. We are confident that TEN will again prove able to take advantage of opportunities and continue to add value to its shareholders.” stated Mr. Nikolas P. Tsakos, President & CEO of TEN. “Our long standing relations with our charterers, ship builders and finance providers coupled with our reputation in the tanker markets, makes us confident in identifying such opportunities,” Mr. Tsakos concluded.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s pro forma fleet consists of 50 vessels of 5.3 million dwt. TEN’s operational fleet consists of 45 vessels all of double-hull design. TEN’s newbuilding program includes five DNA-aframax crude carriers representing 525,000 dwt.

The strategy of a balanced diverse fleet is reflected in 25 crude tankers ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

TEN’s employment profile:

Type of Employment	Vessels
Period Employment – fixed, fixed with profit share	37
CoA – secured employment, market related	4
Spot – market related	4

TEN’s newbuilding program:

Aframax	DWT	Hull Type /Design	Delivery
1. Ise Princess	105,000	DH / DNA	Q3 2009
2. Asahi Princess	105,000	DH / DNA	Q4 2009
3. Sapporo Princess	105,000	DH / DNA	Q1 2010
4. Uraga Princess	105,000	DH / DNA	Q2 2010

DH: Double Hull

DNA: Design New Aframax

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

Company Tsakos Energy Navigation, Ltd. George Saroglou, COO Tel: +30210 94 07 710 gsaroglou@tenn.gr	Investor Relations Cubitt, Jacobs & Prosek Communications Thomas J. Rozycki, Jr. Tel: +212 279 3115 (x208) trozycki@cjpcom.com

Marketing Advisor Capital Link, Inc. Nicholas Bornozis Tel: +212 661 7566 nbornozis@capitallink.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
STATEMENT OF INCOME DATA
Voyage revenues	$158,834	$122,546	$466,987	$369,676

Commissions	6,045	4,444	17,061	13,239
Voyage expenses	28,435	20,933	63,258	55,544
Charter hire expense	4,186	3,227	12,467	11,823
Vessel operating expenses	34,941	28,064	104,772	76,844
Depreciation	21,256	21,279	62,606	59,967
Amortization of deferred dry-docking costs	1,165	1,324	3,827	3,153
Management fees	2,988	2,551	8,888	7,240
General and administrative expenses	1,053	488	3,158	2,374
Stock compensation expense	1,157	1,639	4,246	3,923
Foreign currency (gains) losses	(158)	102	592	249
Amortization of deferred gain on sale of vessels	950	(792)	(634)	(2,376)
Gain on sale of vessels	—	(31,792)	(34,565)	(38,189)

Total expenses	102,018	51,467	245,676	193,791

Operating income	56,816	71,079	221,311	175,885
Interest and finance costs, net	(17,185)	(23,556)	(51,929)	(53,908)
Interest and investment income	2,108	2,518	6,120	10,787
Other, net	15	789	116	714

Total other income (expenses), net	(15,062)	(20,249)	(45,693)	(42,407)

Minority interest	(771)	(835)	(301)	(2,493)

Net income	$40,983	$49,995	$175,317	$130,985

Earnings per share, basic	$1.09	$1.31	$4.64	$3.44
Earnings per share, diluted	$1.08	$1.31	$4.60	$3.43
Weighted average number of shares outstanding
Basic	37,616,515	38,084,938	37,744,030	38,081,492
Diluted	38,026,595	38,300,858	38,143,274	38,197,906

	September 30 2008	December 31 2007	September 30 2007
BALANCE SHEET DATA
Cash and cash equivalents	368,328	181,447	189,836

Current assets, including cash	436,334	276,053	307,527
Investments	1,000	1,000	0
Advances for vessels	96,338	169,739	143,552
Vessels at cost	2,247,098	2,127,704	2,122,109
Accumulated Depreciation	(290,127)	(227,521)	(205,920)
Vessels' Net Book Value	1,956,971	1,900,183	1,916,189
Deferred charges	18,224	15,801	17,076

Total assets	$2,508,867	$2,362,776	$2,384,344

Current portion of long-term debt	67,935	44,363	74,966

Current liabilities, including current portion of long-term debt	226,371	159,265	215,220
Long-term debt, net of current portion	1,341,517	1,345,580	1,352,027
Deferred income, net of current portion	0	0	251
Minority interest	3,692	3,391	2,495
Total stockholders' equity	937,287	854,540	814,351

Total liabilities and stockholders' equity	$2,508,867	$2,362,776	$2,384,344

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
OTHER FINANCIAL DATA
Net cash from operating activities	$74,166	$42,879	$208,647	$157,222
Net cash (used in)/from investing activities	$(17,683)	$20,537	$14,115	$(404,686)
Net cash (used in)/from financing activities	$7,549	$(17,329)	$(35,881)	$262,733

TCE per ship per day	$33,732	$26,467	$34,890	$29,233

Operating expenses per ship per day	$9,243	$7,507	$9,373	$7,361
Vessel overhead costs per ship per day	$1,284	$1,167	$1,361	$1,203

	10,527	8,674	10,734	8,564
FLEET DATA
Average number of vessels during period	44.0	43.6	43.7	41.2
Number of vessels at end of period	44.0	44.0	44.0	44.0
Average age of fleet at end of period Years	6.1	5.4	6.1	5.4
Dwt at end of period (in thousands)	4,711.0	4,776.2	4,711.0	4,776.2

Time charter employment—fixed rate Days	1,063	1,036	3,258	3,002
Time charter employment—variable rate Days	2,110	1,921	6,401	5,143
Period employment (pool and coa) at market rates Days	359	359	1,050	913
Spot voyage employment at market rates Days	361	558	941	1,781

Total operating days	3,893	3,874	11,650	10,839
Total available days	4,048	4,007	11,975	11,255
Utilization	96.2%	96.7%	97.3%	96.3%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses and Staff compensation expense.